UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-39557

Core AI Holdings, Inc.

(Translation of registrant’s name into English)

25 SE 2nd Ave. Ste 550 Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Closed Merger Agreement with Core Gaming – Updated Financial Statements

As previously disclosed, on October 3, 2025, Core AI Holdings, Inc. (f/k/a Siyata Mobile Inc.), a corporation existing under the laws of the Province of British Columbia (the “Company”), closed the merger contemplated by the Amended and Restated Merger Agreement by and among the Company, Core Gaming, Inc., a Delaware corporation (“Core”), and Siyata Core Acquisition U.S., Inc., a Delaware Corporation and wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Core merged (the “Merger”) with and into Merger Sub, with Core continuing as the surviving entity and a wholly owned subsidiary of the Company.

The following financial statements are attached as exhibits hereto:

1.	Unaudited financial statements of Core for the nine months ended September 30, 2025.
2.

Unaudited pro forma combined financial statements for Core AI Holdings, Inc. (f/k/a Siyata Mobile Inc.) and Core Gaming Inc. for the nine months ended September 30, 2025 and for the year ended December 31, 2024.

This 6-K and Exhibits 99.1 and 99.2 attached hereto are incorporated by reference into the Company’s Registration Statements on Form F-1 (File No. 333-282880, File No. 333-284396, File No. 333-287441, and File No. 333-288063) and the Company’s Registration Statement on Form F-3 (333-291487).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Core Gaming, Inc. Unaudited Financial Statements for the Nine Months Ended September 30, 2025.
99.2	Unaudited pro forma combined financial statements for Core AI Holdings, Inc. (f/k/a Siyata Mobile Inc.) and Core Gaming Inc. for the nine months ended September 30, 2025 and for the year ended December 31, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2025	CORE AI HOLDINGS, INC.

	By:	/s/ Aitan Zacharin
	Name:	Aitan Zacharin
	Title:	Chief Executive Officer